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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

RICHARD M. KOSNIK, ESQ.
SINA R. HEKMAT, ESQ.
Jones Day
222 East 41st Street
New York, NY 10017

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SIGNATURES

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 as follows:

Exhibit (d) is hereby amended by adding to the end of the section entitled “The Federal Republic of Germany – The Economy – Economic Policy – 2004 Federal budget” on page G-8 the following:

     “On October 6, 2004, the Federal Cabinet of Ministers approved the draft of a supplementary budget for 2004 that provides for net borrowings in the amount of EUR 43.7 billion, compared to the initially budgeted amount of EUR 29.3 billion, due to lower than expected tax revenues for 2004.

(Source: http://www.bundesregierung.de/Nachrichten-,417.724615/artikel/Nachtragshaushalt-2004-Verantw.htm)”

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 6th day of October, 2004.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Lothar Kuhfahl

Name: Lothar Kuhfahl
Title: Senior Vice President

By:	/s/ Martin Middendorf

Name: Martin Middendorf
Title: Vice President